                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Grimes  Robert
   (Last)  (First)  (Middle)

   RS Grimes Co.
   152 West 57th Street, 24th Floor
   (Street)

   New York  NY       10019
   (City)    (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Philips International Realty Corp.

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   May 1998

5. If Amendment, Date of Original (Month/Year)

   May 1998

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   5/8/98       P                10,000(2)   A     $17.50       10,000          I          By L.P.

Common Stock                   5/11/98      P                 1,400(2)   A     $17.56       11,400          I          By L.P.

Common Stock                   5/11/98      P                 1,400(1)   A     $17.56       12,800          I          By Spouse


* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                     (Print or Type Reponses)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options to purchase Common Stock          $50.00(3)     5/13/98     D(4)    V        4,000(3)                  (5)         1/1/08

Options to purchase Common Stock          $17.50        5/13/98     A(4)    V        6,820                     (5)         1/1/08

Options to purchase Common Stock          $17.50        5/13/98     A(6)    V        3,180                     (3)         1/1/08





                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options to purchase            Common Stock                 4,000                           -0-             D
Common Stock

Options to purchase            Common Stock                 6,820                        6,820              D
Common Stock

Options to purchase            Common Stock                 3,180                       10,000              D
Common Stock


Explanation of Responses:

(1) Purchased by Mr. Grimes' spouse, Ellen Grimes.
(2) Purchased by SEJ Properties, L.P. of which Mr. Grimes is the President/ Treasurer and a shareholder of the general partner, SEJ Properties, Inc.
(3) Prior to 1.7051:1.00 stock split effectuated on 5/8/98.
(4) Cancellation of options granted on 1/1/98, replaced by options granted on 5/13/98 reflecting lower exercise price ($17.50) and increased number of options (6,820) resulting from 1.7501:1.00 stock split effectuated on 5/8/98.
(5) Options will vest 33 1/3% on January 1 of each of 1999, 2000 and 2001.
(6) Additional Grant.

/s/ Robert Grimes                                    7/2/98
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentinal mistatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.